Citigroup Inc.
Pricing Sheet No. 2013–CMTNH0196 dated October 31, 2013 relating to
Preliminary Pricing Supplement No. 2013–CMTNH0196 dated October 18, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

338,305 Trigger PLUS Based on Shares of the iShares® MSCI Emerging Markets ETF
Due November 5, 2019

Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS—OCTOBER 31, 2013
Underlying shares:	Shares of the iShares® MSCI Emerging Markets ETF (NYSE Arca symbol: “EEM”) (the “ETF” or “underlying share issuer”)
Aggregate principal amount:	$3,383,050
Stated principal amount:	$10 per security
Pricing date:	October 31, 2013
Issue date:	November 5, 2013
Valuation date:	October 31, 2019, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	November 5, 2019
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪ If the final share price is greater than or equal to the initial share price:
$10 + the leveraged return amount
▪ If the final share price is less than the initial share price but greater than or equal to the trigger price:
$10
▪ If the final share price is less than the trigger price:
$10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $6 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	$42.46 (the closing price of the underlying shares on the pricing date)
Final share price:	The closing price of the underlying shares on the valuation date
Share performance factor:	The final share price divided by the initial share price
Share percent increase:	The final share price minus the initial share price, divided by the initial share price
Leveraged return amount:	$10 × share percent increase × leverage factor
Leverage factor:	109.25%
Trigger price:	$25.476, 60% of the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17321F763 / US17321F7630
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.35	$9.65
Total:	$3,383,050.00	$118,406.75	$3,264,643.25
(1) On the pricing date, the estimated value of the securities is $9.439 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated October 18, 2013

Product Supplement No. EA-02-02 dated December 27, 2012    Underlying Supplement No. 2 dated December 27, 2012

Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.